Quartz Mountain Outlines New Copper and Silver Systems
at Galaxie and ZNT Projects, British Columbia

January 29, 2013 Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain”) (TSX-V: QZM; OTC: QZMRF) announces results from exploration programs completed in 2012 at the Galaxie and ZNT projects in British Columbia (BC). Induced polarization (IP) geophysical, prospecting and geochemical sampling surveys were undertaken at the Company’s Galaxie porphyry copper property, located near Dease Lake and the ZNT silver-zinc project, located near Houston. These surveys delineated extensive soil and coincident IP anomalies indicating high potential for the discovery of new bulk tonnage-style copper and silver deposits. Targets on each property are ready for drill testing, with permits received from government for both projects.

Quartz Mountain is the operator of the ZNT and Galaxie projects (the “Projects”), which are owned 60% by Quartz Mountain and 40% by Amarc Resources Ltd. (“Amarc”). Amarc can acquire up to a 50% ownership interest by funding exploration expenditures in relation to the Projects.

ZNT

The ZNT Project was staked based on anomalous zinc in till geochemical samples in information released by Geoscience BC. A successful reconnaissance 256-sample soil geochemical program at ZNT was followed by a detailed 2,223-sample soil geochemistry grid and a 20 line-km IP geophysical survey. A high contrast 1,800 m by 1,200 m silver-zinc anomaly was defined within an open-ended anomalous trend. This significant silver anomaly is in part coincident with an extensive IP chargeability anomaly indicating the presence of a large scale mineralizing system (see map with the news release on the Company’s website at www.quartzmountainresources.com). The Company has recently undertaken additional compilation work on the area and acquired further ground, expanding the property to 389 square kilometres.

GALAXIE

The Galaxie Project lies within the Stikine Terrane, a well-endowed belt of rocks that hosts a number of important copper and gold deposits in northwestern BC. Exploration activities in 2012 were undertaken at five target areas as well as at the Gnat porphyry copper deposit.

Programs at the five target areas included mapping, prospecting, collection of 6,155 soil samples and a 290 line km IP geophysical survey. The integrated field surveys delineated several strong multi-element geochemical and geophysical anomalies (see maps showing anomalies in each area with this news release on the Company’s website).

Of particular interest are the Hu, Hotai and Silver Lode target areas. At Hu, located in the northwestern portion of the property, andesitic rocks host chalcopyrite-rich veins with selected rock samples grading up to several percent copper. These veins lie on the flank of a 750 m by 1,200 m northwest trending chargeability anomaly outlined by the IP survey which is a drill-ready porphyry copper deposit target.

The Hotai prospect, located in the southern part of the property, is covered by glacial sediments with rare outcrop. Two important-scale IP anomalies were defined at Hotai. One measures 750 m by 1,700 m and is coincident with a positive magnetic feature. A diorite outcrop peripheral to this chargeability anomaly hosts copper-rich quartz veinlets. The second chargeability target measures 1,100 m by 1,700 m and is coincident with an annular magnetic high with a central magnetic low, considered a classic porphyry copper deposit signature.

At the Silver Lode target area, two significant coincident geochemical-geophysical anomalies were identified. A 1000-m diameter, high-contrast IP anomaly extends to the Hotai area and is overlain by a strong multi-element geochemical anomaly. A moderate-contrast 500-m diameter IP chargeability anomaly also occurs, associated with a broad area of skarn-altered calcareous volcaniclastic rocks where stream sediments yielded very strong silver concentrations.

Drilling programs are being planned for the Hu, Hotai and Silver Lode target areas.

Status of Work at the Gnat Porphyry Copper Deposit

The Gnat porphyry copper deposit at Galaxie was also a key focus of work in 2012. Historical information on the deposit was analyzed and supplemented with re-logging of core. Based on this work, a deep IP geophysical survey was completed. These programs indicated that the Gnat deposit remains open to expansion and a first-phase two-hole drill program was completed in mid-December. Initial assay results are expected to be received soon.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the content of this release.

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald Thiessen
President and CEO

All soil, silt and rock samples in the 2012 program were prepared at the ACME Laboratories in Smithers or Vancouver and analyzed using their 36 element ICP/MS package at the Vancouver, Canada facility (ISO 9001:2000 and 17025:2005 accredited). Rock chip samples were also analyzed for gold by Fire Assay with an ICP-AES finish, or gravimetric finish for samples >10 ppm Au.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.